04 MAR -4 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: February 27th, 2003

04010283

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
MAR 04 2004
THOMSON
FINANCIAL

dlw 3/4

04 MAR -4 AM 7:21

Dataflux

CNCI UNIVERSITY (GRUPO DATAFLUX) REPORTS 4Q03 RESULTS

– Accumulated Operating Income increased 54% to Ps$15.7 million –
– Accumulated EBITDA grew 16% to Ps$41.2 million –
– Accumulated Net Income Cash increased 23% to Ps$31.6 million –

Monterrey, Mexico, February 27, 2004 — The CNCI University, previously Grupo Dataflux, S.A. de C.V., (BMV: Dataflx B) the Mexican Education company with the largest geographical reach, reported its fourth quarter 2003 results.

This 4Q results present the desincorporation of the company's Computers and Peripherals Distribution Division.

December 2003 – Accumulated Results

Operating income registered Ps$15.7 million pesos as of December 2003, coming from Ps$10.2 million as of December 2002; this represents a 54% increment. EBITDA reached Ps$41.2 million, increasing 16% compared to the twelve months of 2002. Operative expenses decreased -7% reaching Ps$151.8 million.

As of December 2003 the CNCI University holds no interest bearing debt, event that follows its strategy of not using bank debt to finance its operation.

Sales decreased -3% to Ps$207.6 million and Gross income decreased -3% to Ps$167.5 million as of December 2003.

CNCI University's integral financing cost registered (Ps$0.83) million as of December 2003. The company recorded a net loss of (Ps$144.9) million when accounting a reserve of Ps$136.2 million (no cash outflow) for the desincorporation of its PCs and Peripherals Distribution Division. Nevertheless, it registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$31.7 million pesos, growing 23% versus the twelve months of 2002.

GRUPO DATAFLUX, S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dec 02	Dec 03	Gwth %
Sales	215,063.0	207,572.0	*-3%*
Gross Income	173,394.0	167,509.0	*-3%*
Operating Income	10,216.0	15,702.0	*54%*
EBITDA	35,448.0	41,239.0	*16%*
Net Income	2,001.0	(144,968.0)	*n.a.*
Net Income Cash	25,796.0	31,663.0	*23%*

4Q03 - Quarterly Results

Sales increased 0.2% from Ps$55.0 million in 4Q02 to Ps$55.1 million in 4Q03. Gross income decreased 2% from Ps$44.3 million pesos in 4Q02 to Ps$45.0 million in 4Q03.

Operating income registered Ps$4.64 million pesos in 4Q03, coming from Ps$4.60 million in 4Q02; this represents a 1% increment. EBITDA reached Ps$11.3 million, increasing 7% compared to 4Q02. Operative expenses increased 2% reaching Ps$40.4 million.

Dataflux's integral financing cost registered a positive balance of Ps$0.3 million for 4Q03. The company recorded a quarterly Net Loss of (Ps$137.2) million for 4Q03 compared to a net income of Ps$3.3 million for 4Q02 (again, when accounting the Ps$136.2 million reserve for desincorporation of its computer equipment Distribution Division). Nevertheless, it registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$8.7 million pesos, growing 10% versus 4Q02.

GRUPO DATAFLUX, S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	4Q02	4Q03	Gwth %
Sales	55,018.0	55,130.0	0%
Gross Income	44,276.0	45,003.0	2%
Operating Income	4,607.0	4,637.0	1%
EBITDA	10,530.0	11,268.0	7%
Net Income	3,278.0	(137,166.0)	n.a.
Net Income Cash	7,952.0	8,739.0	10%

CNCI University Branch Network

The CNCI´s University network is currently composed of 86 locations where Technical Training, College and University education is provided. The network reaches 30 states and 42 cities across Mexico.

"In this quarter we grew from 12 to 24 locations providing Regular College programs and from 45 to 69 locations providing Open College education", commented Guillermo Enriquez, CNCI´s University Dean. "We now have 2,800 Open College students, other 1,700 taking Regular College courses, 120 in University and 15,480 enrolled in Techincal Training programs".

Additionally the CNCI University is also operating 12 franchise locations in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana, Chihuahua, Ciudad Juarez, Cancun (2), Hermosillo, Mexicali, Merida y Villahermosa.

Internet - Todito.com (non-consolidated operation)

Todito's total accumulated sales were Ps$194.6 million pesos for the twelve months of the year, a growth of 32% versus 2002. Its gross income grew 20% reaching Ps$132.9million.

Its operating expenses registered Ps$291.5 million, of this total Ps$207.4 million relates to TV advertising on TV Azteca, which does not imply cash outflows. As a result, Todito registered an EBITDA of Ps$64.3 million pesos growing 13% versus 2002.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 167% sales increase reaching Ps$72.2 million, and user activation's grew 248% to a total of 599,988.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
The CNCI University, S.A. de C.V. (BMV: Dataflx B) is the Mexican Education company with the largest geographical. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

GRUPO DATAFLUX, S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	4Q02	4Q03	Gwth %
Sales	55,018	55,130	*0%*
Cost of Goods Sold	(10,742)	(10,127)	*-6%*
Gross Income	**44,276**	**45,003**	*2%*
Operating Expenses	(33,746)	(33,735)	*0%*
Depreciation and Amortizations	(5,923)	(6,631)	*12%*
Operating Income	**4,607**	**4,637**	*1%*
EBITDA	10,530	11,268	*7%*
Financial Expenses, net	(701)	(189)	*-73%*
FX Income, net	(23)	(58)	*152%*
Monetary Position Gain, net	550	532	*-3%*
	(174)	**285**	*n.a.*
Goodwill Amortization	(129)	(83)	*-36%*
Earnings After Financial Entries	**4,304**	**4,839**	*12%*
Other income (expenses), net	(1,877)	(2,340)	*25%*
Reserves	-	(136,229)	*n.a.*
Taxes	-	-	*n.a.*
Deferred Taxes	-	-	*n.a.*
Discontinued Operations	851	(3,436)	*n.a.*
Net Income	**3,278**	**(137,166)**	***n.a.***
Net Income Cash	**7,952**	**8,739**	***10%***

GRUPO DATAFLUX, S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dec 02	Dec 03	*Gwth %*
Sales	215,063.0	207,572.0	*-3%*
Cost of Goods Sold	(41,669.0)	(40,063.0)	*-4%*
Gross Income	**173,394.0**	**167,509.0**	***-3%***
Operating Expenses	(137,946.0)	(126,270.0)	*-8%*
Depreciation and Amortizations	(25,232.0)	(25,537.0)	*1%*
Operating Income	**10,216.0**	**15,702.0**	***54%***
EBITDA	**35,448.0**	**41,239.0**	***16%***
Financial Expenses, net	(2,889.0)	(1,539.0)	*-47%*
FX Income, net	(218.0)	(35.0)	*-84%*
Monetary Position Gain, net	3,580.0	1,491.0	*-58%*
	473.0	**(83.0)**	***n.a.***
Goodwill Amortization	(525.0)	(461.0)	*-12%*
Earnings After Financial Entries	**10,164.0**	**15,158.0**	***49%***
Other income (expenses), net	(6,763.0)	(8,037.0)	***19%***
Reserves	-	(136,229.0)	*n.a.*
Taxes	-	-	*n.a.*
Deferred Taxes	-	-	*n.a.*
Discontinued Operations	(1,400.0)	(15,860.0)	*n.a.*
Net income	**2,001.0**	**(144,968.0)**	***n.a.***
Net Income Cash	**25,796.0**	**31,663.0**	***23%***

GRUPO DATAFLUX S.A. DE C.V.

BALANCE SHEET

[illegible]

Assets		Dec 02	Dec 03	Gwth %
Current Assets:				
Cash	$	17,137	599	-97%
Accounts Receivable		0	0	#¡DIV/0!
Inventories		2,017	1,406	-30%
Affiliated Companies		891	170	-81%
Taxes Receivable		3,981	8,229	n.a.
Other Accounts Receivable		14,371	8,210	-43%
Investment in Subsidiaries		398,576	350,684	-12%
Current Assets	**$**	**436,973**	**369,298**	**-15%**
Discontinued Operations		199,998	0	-100%
Fixed Assets, Net		111,886	103,022	-8%
Deferred Assets		24,977	18,871	-24%
Deferred Taxes		30,079	15,368	-49%
Total Assets	**$**	**803,913**	**506,559**	**-37%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	7,655	0	-100%
Accounts Payable		32,547	28,324	-13%
Other Accounts Payable		47,820	47,446	-1%
Taxes and Ints. Payable		0	0	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	**$**	**88,022**	**75,770**	**-14%**
Bank Loans	$	8,416	0	-100%
Long Term Liabilities		83,793	47,588	-43%
Total Liabilities	**$**	**180,231**	**123,358**	**-32%**
Equity	$	44,753	44,753	0%
Equity Inflationary Adjustment		37,029	37,029	0%
Premium on Stock´s Suscription		406,552	407,312	0%
Inflationary Adjustment Deficit		-263,185	-286,289	9%
Retained Earnings		323,437	330,197	2%
Reserves		0	-136,229	n.a.
Reserve for Stock Repurchase Plan		22,976	22,004	-4%
Stocks Repurchased		-5,569	-5,356	-4%
Net Income		6,423	-8,739	-236%
Initial Accumulated Deferred Taxes Effect		37,332	38,816	4%
Minotiry Interest		13,934	0	n.a.
Total Equity	**$**	**623,682**	**443,498**	**-29%**
Total Liabilities and Equity	**$**	**803,913**	**566,856**	**-29%**